J.P. Morgan Series Trust (the Trust)
                                           Rule 18f-3 Plan (the Plan)

     Rule 18f-3 (the Rule) under the Investment Company Act of 1940, as amended, requires that the Board of an investment company desiring to offer multiple classes pursuant to the Rule adopt a plan setting forth the separate arrangements and expense allocations of each class and any related conversion features or exchange privileges. The differences in shareholder services and expenses among these classes of shares, and the exchange features of each class, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the governing documents of the Trust, by action of the Board of the Trust.

     The Board, including a majority of the non-interested Board members of the Trust, has determined that the following Plan is in the best interests of each class individually and the Fund and the Trust as a whole:

     1. Class Designation: Fund shares shall be divided into Select Shares, Institutional Shares, Ultra Shares and Advisor Shares, as applicable.

     2. Differences in Services: J.P. Morgan Investment Management (JPMIM) or its affiliates, under a Shareholder Servicing Agreement with the Trust, acting directly or through an agent, will provide account administration and personal and account maintenance services to shareholders. These services include but are not limited to assisting in the maintenance of accurate account records; processing orders to purchase and redeem shares of the Fund; responding to shareholder inquiries regarding account status and history, the manner in which purchases and redemptions of Fund shares may be effected and certain other matters pertaining to the Fund; assisting customers in designating and changing dividend options, account designations and addresses; providing necessary personnel and facilities to coordinate the establishment and maintenance of shareholder accounts and records with the Funds transfer agent; transmitting purchase and redemption orders to the Fund's transfer agent and arranging for the wiring or other transfer of funds to and from customer accounts in connection with orders to purchase or redeem shares; verifying purchase and redemption orders, transfers among and changes in accounts; informing the Funds distributor of the gross amount of purchase orders for Fund shares; and providing other related services. A more extensive array of personalized shareholder services will be available to holders of Select Shares. For these services, Morgan will be paid at an annual rate of .05%, .10% and .25% of the average daily net assets of the Ultra Shares, Institutional Shares and the Select Shares, respectively. Support services may also be provided by financial institutions, financial advisers and qualified plans to customers and plan participants who beneficially own Ultra Shares, Select Shares or Institutional Shares. With respect to Advisor Shares, financial intermediaries that maintain omnibus accounts and provide sub-accounting or record-keeping services to their clients will be paid .25% for such services pursuant to a Service Plan. Morgan will be paid .05% for sub-administration services for such shares pursuant to a Shareholder Servicing Agreement.

     3. Differences in Purchase and Sale Arrangements: Select Shares are made available to the general public. Institutional Shares are designed for institutional investors and are available for purchase by financial institutions investing on behalf of their customers and by qualified plans that make the Fund an investment option for plan participants. Ultra Shares are designed for larger institutional investors and will generally have higher initial investments and subsequent investment minimums than institutional Shares. The initial investment and subsequent investment minimums applicable with respect to the Institutional Shares will generally be higher than the initial investment and subsequent investment minimums applicable with respect to the Select Shares. Advisor Shares are designed for retail clients who purchase shares through financial intermediaries. Pursuant to a Distribution Plan, these financial intermediaries will be paid .25% of the average daily net assets of the Advisor Shares sold by them to their clients for providing distribution services to such Shares.

     4. Expense Allocation: Fund accounting fees and fees under the Shareholder Servicing Agreement with Morgan will be allocated, to the extent practicable, on a class-by-class basis. The fund accounting fees and shareholder servicing fees which are attributable to a particular class will be charged directly to the net assets of the particular class and, thus, borne on a pro rata basis by the outstanding shares of that class. Fees under the Service Plan and Distribution Plan relating to the Advisor Class will be borne by such Class. All other Fund fees and expenses will be allocated in proportion to the net assets of the Fund and will be borne on a pro rata basis by the outstanding shares of the Fund, regardless of class.

     5. Conversion Features: No class shall be subject to any automatic conversion feature.

     6. Exchange Privileges: Select Shares shall be exchangeable only for shares of (a) the same class of other investment companies advised by J.P. Morgan Investment Management ("JPMIM"), and (b) any J.P. Morgan Fund. Institutional Shares shall be exchangeable only for shares of (i) the same class of other investment companies advised by JPMIM, and (ii) any J.P. Morgan Institutional Fund. Ultra Shares shall be exchangeable only for shares of (i) the same class of other investment companies advised by JPMIM and (ii) any J.P. Morgan Institutional Ultra Fund. Advisor Shares shall be exchangeable only for shares of (i) the same class of other investment companies advised by JPMIM and (ii) any J.P. Morgan Advisor Fund.

     7. Additional Information: This Plan is qualified by and subject to the terms of the then current prospectus for the applicable class; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the classes contained in this Plan. The prospectus for each class contains additional information about that class and the Funds multiple class structure.


Dated: June 12, 2000
J.P. MORGAN INVESTMENT